Exhibit 99.1

AINSWORTH ANNOUNCES EXPIRY OF EXCHANGE OFFER
AND CONSENT SOLICITATION

Vancouver, BC, March 15, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) today announced that its exchange offer and consent solicitation relating to its outstanding senior unsecured notes has expired without the conditions to the offer being satisfied.

Robert Allen, Chief Financial Officer of the Company, said “Although we are disappointed that the exchange offer was not successful as currently structured, it did provoke constructive dialogue with noteholders and we remain optimistic that we will find a refinancing structure that is mutually satisfactory.  In the meantime, the Company has a number of other alternatives that it will now pursue as well.”

Mr. Allen added “The Company and its supportive noteholders remain contractually committed notwithstanding the expiry of the offer, and we expect that will facilitate getting to a solution.”

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C.  V7X 1L3
Telephone:  604-661-3200
Facsimile:  604-661-3201

Contact:  Robert Allen
Chief Financial Officer
(604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding refinancing alternatives contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct.  Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances.  Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary.  The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.